Craft Capital Management LLC

377 Oak St #402

Garden City, NY 11530

United States of America

March 28, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Mingteng International Corp Inc. Registration Statement on Form F-1 File No. 333-270953 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Dias:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management LLC, as representative of the underwriters of the offering, hereby joins the request of Mingteng International Corp Inc. that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer